UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	√	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	√

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	√

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telekomunikasi Indonesia Tbk
Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk By: /s/ Andi Setiawan Andi Setiawan VP Investor Relations

Date: April 29, 2020

Information furnished in this form:

Announcement to the United States Securities and Exchange Commission with respect to Information to Delayed Filing of Annual Report on Form 20-F for the Year Ended December 31, 2019 due to Circumstances Related to Covid-19.

Exhibit 99.1: Letter from KAP Purwantono, Sungkoro & Surja (a member firm of Ernst & Young Global Limited) to Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk dated April 29, 2020.

PT Telkom Indonesia (Persero) Tbk

Delayed Filing of Annual Report on Form 20-F for the Year ended December 31, 2019 Due to Circumstances Related to COVID-19

On March 4, 2020, the U.S. Securities and Exchange Commission (the “SEC”) issued an order under Section 36 (Release No. 34-88318) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), granting exemptions from specified provisions of the Exchange Act and certain rules thereunder. On March 25, 2020, the order was modified and superseded by a new SEC order (Release No. 34-88465) which provides conditional relief to public companies that are unable to timely comply with their filing obligations as a result of the novel coronavirus (“COVID-19”) outbreak (the “SEC Order”). The SEC Order provides that a registrant subject to the reporting requirements of Exchange Act Section 13(a) or 15(d), and any person required to make any filings with respect to such registrant, is exempt from any requirement to file or furnish materials with the SEC under Exchange Act Sections 13(a), 13(f), 13(g), 14(a), 14(c), 14(f), 15(d) and Regulations 13A, Regulation 13D-G (except for those provisions mandating the filing of Schedule 13D or amendments to Schedule 13D), 14A, 14C and 15D, and Exchange Act Rules 13f-1, and 14f-1, as applicable, if certain conditions are satisfied.

PT Telekomunikasi Indonesia Tbk (the “Company”) will be relying on the SEC Order to delay the filing of its Annual Report on Form 20-F for the year ended December 31, 2019 (the “Report”) due to the circumstances related to the COVID-19 outbreak. On March 31, 2020, by virtue of Presidential Decree No. 11 of 2020, the President of Indonesia declared COVID-19 a Public Health Emergency (Darurat Kesehatan Masyarakat). The central government also issued Government Regulation No. 21 of 2020 on Large Scale Social Distancing (Pembatasan Sosial Berskala Besar (“PSBB”)) in Light of COVID-19. These new rules were issued as a framework to ensure the legality of governmental containment measures that have been or will be implemented. Subject to approval from the Ministry of Health, regional governments are allowed to impose enhanced measures they consider necessary within their respective territory. For example, the regional government of the Jakarta Province (classified as a “red zone area”, having been identified as an area of high COVID-19 transmission, and where the Company’s head office is located) has implemented enhanced PSBB measures, including restrictions on travel, transportation and use of public facilities, quarantines and work-from-home orders, as well as other social and physical distancing measures. In compliance with these initiatives, the Company also implemented protocols as it seeks to safeguard the health of its employees, prevent contagion and support its business continuity, including, among others, stopping non-essential travels, limiting gatherings in its corporate offices and branches, assigning teams to alternate work schedules or sites, and establishing work-from-home protocols. These measures resulted in limited access to the Company’s head office and other significant regional offices from where the Company operates and stores its records. All such offices have been thinly staffed, and the Company’s accounting personnel, who have been generally working remotely, have only had limited access to the Company’s financial and other records. Consequently, the Company’s finance team could not carry out their work as previously scheduled and were therefore unable to complete the preparation of the Company’s consolidated financial statements as at and for the year ended December 31, 2019, and the Report in time to meet the SEC’s original deadline of April 30, 2020.

This situation also adversely affected and still affects the auditors’ overall on-site audit schedules which has slowed down the overall audit process. Attached is a letter from the Company’s auditors, KAP Purwantono, Sungkoro & Surja (a member firm of Ernst & Young Global Limited) in support of this position.

Further, as part of the measures adopted by the Indonesian government, agencies and regulators in response to the COVID-19 outbreak, the Indonesian Financial Services Authority (Otoritas Jasa Keuangan or “OJK”) and the Indonesia Stock Exchange (“IDX”) have issued new policies that, among other things, extend the deadlines for public companies to submit their annual reports and annual financial statements. Pursuant to OJK’s Circular Letter No. S-92/D.04/2020 on Relaxation of the Obligation to Submit Reports and Conduct of Shareholders Meetings (the “OJK Circular Letter”) and IDX’s Decree of the Board of Directors of the IDX No. Kep-00027/BEI/03-2020 on Relaxation of the Obligation to Submit Financial Statements and Annual Reports (the “IDX Decree” and together with the OJK Circular Letter, the “New Policies”), the Company may file: (i) its annual report for the year ended December 31, 2019 no later than June 30, 2020 with OJK (compared with April 30, 2019 prior to the OJK Circular Letter), and no later than July 31, 2020 with IDX (compared with May 30, 2020 prior to the IDX Decree) and (ii) its audited consolidated financial statements for the year ended December 31, 2019 no later than May 30, 2020 with OJK and IDX (compared with March 31, 2020 prior to the New Policies).

Notwithstanding the foregoing, the Company expects to file the Report no later than June 14, 2020 (which is 45 days from the Report’s originally prescribed filing deadline of April 30, 2020).

When it files its Report, the Company plans to include the following risk factor, expanded or revised as the Company determines appropriate in light of prevailing circumstances relating to the COVID-19 pandemic, in its Report:

Our operations may be adversely affected by an outbreak of an infectious disease, such as the novel coronavirus (COVID-19) or other epidemics

An outbreak of any severe infectious disease such as diseases caused by the novel coronavirus (COVID-19), Severe Acute Respiratory Syndrome (SARS), Middle East Respiratory Syndrome (MERS), the H5N1 avian flu or the human swine flu (H1N1) or a similar communicable diseases, if uncontrolled, or restrictions or containment measures taken by the governments of affected countries, including Indonesia, could have a material adverse effect on the overall business sentiment in Indonesia and in economies where we carry out our business, on Indonesian and international consumers' confidence and purchasing behaviour, and in turn, on demand for our products and services. Most recently, in January 2020, an outbreak of COVID-19 believed to have started in Wuhan, Hubei, China, spread aggressively in multiple countries, including Indonesia, other countries in Southeast Asia, Europe and North America. The World Health Organization declared the outbreak to be a pandemic on March 11, 2020.

Various measures have been implemented to contain the outbreak resulting, in certain regions and countries, in extensive government-imposed restrictions and containment measures, including restrictions on domestic and international travel, restrictions on public gatherings, and local or general “stay at home” or quarantine orders. As at the date hereof, there are early indications that the COVID-19 outbreak and such measures have had a significant impact on national economies, including Indonesia, and may cause a global downturn. In response to the COVID-19 outbreak or other epidemics or outbreak of infectious diseases, similar or more stringent measures could be taken that may further worsen the Indonesian economy and the global economy.

If the current COVID-19 outbreak or other epidemics or outbreak of infectious diseases were to develop and persist, customers may delay, suspend or decrease orders for our products and services, and demand for certain of our products and services may decrease. Our distribution network and retails outlets may also experience significant disruption due to physical distancing measures and other containment measures. Regardless of enhanced hygiene and precautionary measures to safeguard the safety and health of our employees and customers, we could be subject to labour shortage or suspension of work if certain of our personnel, in Indonesia or elsewhere, were to become infected with the disease or restrictions and containment measures described above were to affect their ability to reach our offices and outlets. Our operations may also be significantly and adversely affected if government-imposed restrictions or other containment measures require us to suspend our operations, partially or entirely. Finally, the negative impact of the outbreak on the global economy may increase counterparty risks, increased difficulties in collecting fees, which may negatively impact our cash flows, delay certain of our projects, and reduce our ability to access capital or increase financing costs.

As at the date hereof, the potential economic impact on Indonesia and the global economy brought by, and the duration of, the COVID-19 pandemic is highly uncertain, subject to change and difficult to estimate or predict. There is no assurance that the outbreak of COVID-19 in Indonesia or elsewhere can be effectively controlled, or that another disease outbreak will not happen in the future. Whereas we are closely monitoring the current situation and potential developments, there is still uncertainty as to the full extent of the potential delays and disruptions above described on our business, operations, prospects and results of operations.

This announcement contains statements that are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to expectations or forecasts for future events, including, without limitation, our future financial or business performance, results of operations or financial condition. These statements may be preceded by, followed by or include the words “may,” "plan," “expect,” “seek,” or similar expressions. These forward-looking statements are based on information available to the Company as of the date they were made and involve a number of risks and uncertainties which may cause them to turn out to be wrong. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and the Company does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. As a result of a number of known and unknown risks and uncertainties, including the unprecedented impact of COVID-19 pandemic on the Company’s business, employees, consultants, service providers, stockholders, investors and other stakeholders, the Company’s actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Please refer to our Form 20-F to be filed with the SEC as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is or will be available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this announcement.